FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the Month of February 2007
Commission File Number: 001-32294

TATA MOTORS LIMITED
(Translation of registrant's name into English)

BOMBAY HOUSE
24, HOMI MODY STREET,
MUMBAI 400 001, MAHARASHTRA, INDIA
Telephone # 91 22 6665 8282 Fax # 91 22 6665 7799
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F [ x ] Form 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): Yes [ ] No [ x ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): Yes [ ] No [ x ]

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes [ ] No [ x ]

If 'Yes' is marked, indicate below the file number assigned to the registrant in connection with Rule 12g 3-2(b): Not Applicable

TABLE OF CONTENTS
Item 1:	Form 6-K dated February 14, 2007 along with the Press Release.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.
Tata Motors Limited By: /s/ Hoshang K Sethna Name: Hoshang K Sethna Title: Company Secretary Dated: February 14, 2007

Item 1

TATA MOTORS LIMITED
Bombay House 24, Homi Mody Street, Mumbai 400 001, Maharashtra, India

Fiat and Tata announce agreement for pick-up production in Argentina

TORINO, MUMBAI, February 14, 2007: Fiat and Tata Motors are expanding their strategic co-operation with the start of an industrial project outside India. This is a further significant step towards an integrated strategy of targeting specific markets and segments.

The agreement, which calls for a Tata license to build a pick-up vehicle bearing the Fiat nameplate at Fiat Group Automobiles' plant in Cordoba, Argentina, follows a feasibility study started in July 2006. The first vehicles will roll off the Cordoba assembly lines during 2008. Annual production is slated at around 20,000 units. Total planned investment in the project is around USD 80million.

With the production of the pick-up model, the Fiat complex in Cordoba will retake the integral activity of all its productive units, to a great extent reinitiated with the manufacture of Fiat engines and gearboxes and the recent agreement to produce gearboxes for PSA Peugeot-Citroen.

The pick-up, based on the new generation Tata pick-up truck, will be sold in South and Central America and select European markets through Fiat Automobiles' distribution and importer network. This will permit the Fiat brand to aggressively enter the medium pick-up sector, thanks to Tata Motors' specific know-how.

The Fiat pick-up, powered by an FPT engine, will be styled and positioned differently from the Tata pick-up. It will be available in the following versions: 4x4, 4x2, double and single cab and powered by a JTD diesel 2.3 litres, 134 PS Euro IV engine, manufactured in Fiat Powertrain Technology's facility in Sete Lagoas, Brazil.

Tata Motors considers Latin America as an important market and is examining options for offering its products in this region, including through cooperation with Fiat and Iveco for manufacturing and distribution.

"This agreement is a further step in the building of a large, focalised partnership with Tata" Mr. Sergio Marchionne, CEO of Fiat Group and of Fiat Group Automobiles said, "and will allow Fiat to enter a specific car segment with a very competitive product. We believe in a win-win know-how exchange with our Indian partner."

Mr. Ratan N. Tata, Chairman of the Tata Group and Tata Motors said, "I am very pleased at this first step in expanding the Fiat Group and Tata relationship beyond the shores of India, and would hope this would augur well for a truly global partnership across markets and business segments."

About Fiat

One of the pioneer companies in the automobile industry, Fiat has produced approximately 90 million passenger cars and light commercial vehicles, including no less than 400 models, since 1899, when the company was founded in Turin, Italy. Some of them have represented milestones in the automotive industry. The Automobiles business area of Fiat Group encompasses Fiat Group Automobiles (Fiat Automobiles SpA, Alfa Romeo Automobiles SpA, Lancia Automobiles SpA, and Fiat Light Commercial Vehicles SpA), Ferrari SpA and Maserati SpA.

The Group operates world-wide with the following brands: Fiat, celebrated for value, economy, and innovation and whose mass produced cars are distributed over almost the entire price class spectrum; Lancia (acquired in 1969) means prestige cars noted for their elegant styling and comfort; Alfa Romeo (acquired in 1986) is famous as a maker of sport and luxury vehicles of style and distinction; Fiat Light Commercial Vehicles provides for all customer needs from small car based van to the new Ducato at two tons payload. Ferrari (acquired in 1969), well renowned for unsurpassed design, performance, and luxury, is a legendary automobile that imparts special cachet to its owner. Maserati (acquired in 1992) represents a landmark in the history of the automobile;

www.fiatautopress.com; www.fiatgroup.com; www.fiat.com; www.lancia.com; www.alfaromeo.com; www.veicolicommerciali.fiat.com; www.maserati.com; www.ferrariworld.com

About Tata Motors

Tata Motors is India's largest automobile company, with revenues of US$ 5.5 billion in 2005-06. With over 4 million Tata vehicles plying in India, it is the leader in commercial vehicles and the second largest in passenger vehicles. It is also the world's fifth largest medium and heavy truck manufacturer and the second largest heavy bus manufacturer. Tata cars, buses and trucks are being marketed in several countries in Europe, Africa, the Middle East, South Asia, and South East Asia and in Australia. Tata Motors and Fiat Auto have announced the formation of an industrial joint venture in India to manufacture passenger cars, engines and transmissions for the Indian and overseas markets. Tata Motors already distributes Fiat-branded cars in India. The company's international footprint include Tata Daewoo Commercial Vehicle Co. Ltd. in South Korea; Hispano Carrocera, a bus and coach manufacturer of Spain in which the company has a 21% stake; a joint venture with Marcopolo, the Brazil-based body-builder of buses and coaches; and a joint venture with Thonburi Automotive Assembly Plant Company of Thailand to manufacture and market pickup vehicles in Thailand. Tata Motors has research centres in India, the UK, and in its subsidiary and associate companies in South Korea and Spain.

www.tatamotors.com

For more information, please contact:

On Tata Motors

Debasis Ray
Head-Corporate Communications
Tata Motors Limited
Tel: +91 22 6665 7209
Email: debasis.ray@tatamotors.com

Suresh Rangarajan
Vaishnavi Corporate Communications
Tel: Tel: +91 98216 11560
Email: suresh@vccpl.com

On Fiat

Marius D'lima
Head-Corporate Communications
Fiat India Pvt. Ltd.
Tel: +91 98201 29889
Email: marius.d'lima@fiat.com

Raffaello Porro
Head of Corporate Communications
Fiat Group Auto
Tel : +39 335 101 5456
Email: raffaello.porro@fiatgroup.com

Suhas Pandit
Perfect Relations
Tel : +91 98205 20582
Email: spandit@perfectrelations.com

All statements contained herein that are not statements of historical fact constitute "forward-looking statements". All statements regarding our expected financial condition and results of operations, business, plans and prospects are forward-looking statements. These forward-looking statements include but are no limited to statements as to our business strategy, our revenue and profitability, planned projects and other matters discussed herein regarding matters that are not historical fact. These forward-looking statements and any other projections (whether made by us or any third party) involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by these forward-looking statements or other projections. Additional risks that could affect our future operating results are more fully described in our filings with the United States Securities and Exchange Commission. These filings are available at www.sec.gov. We may, from time to time, make additional written and oral forward-looking statements, including statements contained in our filings with the Securities and Exchange Commission and our reports to shareholders. We do not undertake to update any forward-looking statement that may be made from time to time by or on our behalf.